Since 1924
The First Name in Avocados
May 6, 2008
Via Electronic Transmission and Federal Express
Mr. John Reynolds
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	Calavo Growers, Inc. — Annual Report on Form 10-K — Filed January 14, 2008 — File No. 000-33385
Dear Mr. Reynolds:
     By letter dated April 30, 2008, you provided Calavo Growers, Inc., a California corporation (the “Company”), with one comment regarding the disclosure on page 22 of the Proxy Statement filed by the Company on February 28, 2008. Specifically, you requested that the Company’s future filings contain quantitative disclosure of all of the terms of the performance objectives for the bonus awards for which the Company’s executive officers are eligible.
     In future filings of its Annual Report on Form 10-K and Annual Proxy Statement, the Company will comply with the comment that is set forth in your letter by disclosing the formula and the specific performance objectives used to determine its executive officers’ cash bonus awards.
     The Company hereby acknowledges that:
     1. The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);
     2. Comments from the staff of the Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
     3. The Company may not assert comments from the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ James Snyder
James Snyder
Corporate Controller Calavo Growers, Inc.